UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2025

Edward Schlesinger
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

Re: Corning Incorporated
Form 10-Q for the Period Ended March 31, 2025
Filed May 2, 2025
File No. 001-03247

Dear Edward Schlesinger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2025

Notes to Consolidated Financial Statements, page 18

1. We note that you report on and utilize constant-currency reporting for core performance measures which uses internally derived long-term management estimates for exchange rates, which are closely aligned with the Company’s hedging instrument rates. We further note that effective January 1, 2025, management updated the constant-currency rates and the updated rates were applied prospectively beginning with reporting periods in 2025. Please explain to us why you believe using internal exchange rates rather than the actual difference between the exchange rates during the periods presented is more appropriate and quantify the difference between the rate you used and the actual rates. Additionally, describe for us in more detail your policy for determining the reasonableness of such rates and tell us historically how often you have updated your estimated constant-currency rates.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing